# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Sight Sciences, Inc., CIK 0001531177
CUSIP: 82657M105
Title of class of securities: Common Stock, par value $0.001
Address of issuer's principal executive offices: 4040 Campbell Ave., Suite 100, Menlo Park, California (CA), 94025
Date of event which requires filing of this statement: 03/11/2025
Amends the filing with accession number 0001193125-23-287443
Filed by CIK 0001870875
Persons authorized to receive notices and communications: Staffan Encrantz, 525 Middlefield Road, Suite 220, Menlo Park, California (CA), 94025, (650) 323-8300

## Reporting persons
- Allegro Investment Fund, L.P. (CIK 0001462158): type of reporting person: partnership (PN); citizenship or place of organization: Jersey (Y9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 5,086,920; shared voting power 0; sole dispositive power 5,086,920; shared dispositive power 0; aggregate amount beneficially owned 5,086,920 (9.9% of the class)
  Comment: Rows 7-11: 5,086,920 shares of Common Stock (the "Common Stock") of Sight Sciences, Inc. (the "Issuer") are held of record by Allegro Investment Fund, L.P. (the "Fund") as of March 12, 2025, except that Allegro Investment Inc. ("AII"), the investment manager of the Fund (and Staffan Encrantz, the president and sole director of AII), may be deemed to have sole power to vote and to dispose of these shares.
  
  Row 13: This percentage is based on 51,332,694 shares of Common Stock outstanding as of February 27, 2025, as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission (the "SEC") on March 7, 2025.
- Allegro Investment Inc. (CIK 0001898286): type of reporting person: corporation (CO); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 5,086,920; shared voting power 0; sole dispositive power 5,086,920; shared dispositive power 0; aggregate amount beneficially owned 5,086,920 (9.9% of the class)
  Comment: Rows 7-11: 5,086,920 shares of Common Stock are held of record by the Fund as of March 12, 2025, except that AII, the investment manager of the Fund (and Staffan Encrantz, the president and sole director of AII), may be deemed to have sole power to vote and to dispose of these shares.
  
  Row 13: This percentage is based on 51,332,694 shares of Common Stock outstanding as of February 27, 2025, as reported in the Issuer's Annual Report on Form 10-K filed with the SEC on March 7, 2025.
- Staffan Encrantz (CIK 0001870875): type of reporting person: individual (IN); citizenship or place of organization: Sweden (V7); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 6,731,526; shared voting power 0; sole dispositive power 6,731,526; shared dispositive power 0; aggregate amount beneficially owned 6,731,526 (13.1% of the class)
  Comment: Rows 7-11: Includes, as of March 12, 2025, 5,086,920 shares of Common Stock held directly by the Fund, 632,456 shares of Common Stock held directly by the 1997 Staffan Encrantz and Margareta Encrantz Revocable Trust (the "Trust") and 1,012,150 shares of Common Stock held directly by Mr. Encrantz. Does not include 17,366 shares of Common Stock underlying restricted stock units ("RSUs") granted to Mr. Encrantz on June 6, 2024 under the Issuer's Non-Employee Director Compensation Program. The RSUs vest on the earlier of June 6, 2025 and the date of the Issuer's 2025 annual meeting of stockholders, subject to Mr. Encrantz's continued service as a director on the Issuer's board of directors through such vesting date. Mr. Encrantz is a trustee of the Trust and the president and the sole director of AII (the investment manager of the Fund) and may be deemed to have sole power to vote and to dispose of these shares.
  
  Row 13: This percentage is based on 51,332,694 shares of Common Stock outstanding as of February 27, 2025, as reported in the Issuer's Annual Report on Form 10-K filed with the SEC on March 7, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001
Name of issuer: Sight Sciences, Inc.
Address of issuer's principal executive offices: 4040 Campbell Ave., Suite 100, Menlo Park, California (CA), 94025
Comment: This Amendment No. 3 to Schedule 13D ("Schedule 13D") relates to the shares of Common Stock, par value $0.001 per share ("Common Stock"), of Sight Sciences, Inc. (the "Issuer").

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is filed by Allegro Investment Fund L.P., a Jersey limited partnership (the "Fund"), Allegro Investment Inc., a California corporation ("AII"), and Staffan Encrantz, an individual. The foregoing entities and individual are collectively referred to herein as the "Reporting Persons."

AII provides business management services to the Fund and may be deemed to have sole power to vote and to dispose of the shares of the Issuer directly owned by the Fund.

Mr. Encrantz is a trustee of the 1997 Staffan Encrantz and Margareta Encrantz Revocable Trust (the "Trust") and the president and sole director of AII and may be deemed to have sole power to vote and to dispose of the shares of the Issuer directly owned by the Trust and the Fund.

The Fund's general partner is Allegro Fund GP Ltd. (the "GP"). The members of the GP's board of directors are Jennifer Le Chevalier, Kevin James O'Connell, Joanne Burchell, Simon Christopher Vautier-Morris, and Mr. Encrantz.
Residence or business address: The address of the principal place of business of each of the Reporting Persons is c/o Allegro Investment Inc., 525 Middlefield Road, Suite 220, Menlo Park, CA 94025. The address of the principal place of business of each of the GP, Ms. Le Chevalier, Mr. O'Connell, Ms. Burchell, and Mr. Vautier-Morris is Second Floor, Gaspe House 66-72 Esplanad St. Helier, Jersey JE1 1GH.
Present principal occupation or employment: The principal occupation of Mr. Encrantz is as the president and sole director of AII, a business management company. The Fund is a private investment partnership. The GP serves as the Fund's general partner. Each of Ms. Le Chevalier, Mr. O'Connell, Ms. Burchell, and Mr. Vautier-Morris is a director of the GP and an employee of IQ-EQ.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons, the GP, Ms. Le Chevalier, Mr. O'Connell, Ms. Burchell, or Mr. Vautier-Morris have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons, the GP, Ms. Le Chevalier, Mr. O'Connell, Ms. Burchell, or Mr. Vautier-Morris have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The responses of the Reporting Persons with respect to Row 6 of their respective cover pages to this Schedule 13D are incorporated herein by reference. The GP is a private limited company organized under the laws of Jersey. Each of Ms. Le Chevalier and Mr. O'Connell is a citizen of Ireland and each of Ms. Burchell and Mr. Vautier-Morris is a citizen of Great Britain.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
An aggregate of 513,000 shares of Common Stock reported herein as beneficially owned by the Fund were purchased by the Fund in transactions and at the prices described in Item 5(c) of this Schedule 13D (the "Acquired Shares") which is incorporated herein by reference.

All such purchases of the Acquired Shares were for cash and were funded using the working capital of the Fund.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Fund acquired the Acquired Shares for investment purposes. One or more persons identified in Item 2 may buy or sell additional securities of the Issuer from time to time in open market or private transactions, depending on its evaluation of the Issuer's business, prospects and financial condition, the market for the Issuer's securities, other developments concerning the Issuer, other investment opportunities available to such person, general economic, money market and stock market conditions, and other considerations as such person deems relevant.

Except as described herein, none of the persons identified in Item 2 have a present plan or proposal that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934 (the "Act"). However, each such person reserves the right to propose or participate in future transactions which may result in one or more of such actions. In addition, consistent with their investment purpose, such persons may engage in communications with persons associated with the Issuer, including shareholders of the Issuer, officers of the Issuer and/or members of the board of directors of the Issuer, to discuss matters regarding the Issuer, including but not limited to its operations and strategic direction. Mr. Encrantz currently serves as a director of the Issuer and therefore will engage in regular discussions with the Issuer's board of directors and management as part of his duties as a director. One or more persons identified in Item 2 may also engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses of the Reporting Persons with respect to Rows 11 and 13 of their respective cover pages to this Schedule 13D are incorporated herein by reference. No shares of the Issuer are directly held by the GP, Ms. Le Chevalier, Mr. O'Connell, Ms. Burchell, or Mr. Vautier-Morris and none of them have sole or shared voting or dispositive power over shares of the Issuer directly held by the Trust, the Fund or Mr. Encrantz.

Calculations of the percentage of the shares of Common Stock beneficially owned by the Reporting Persons is based on 51,332,694 shares of the Issuer's Common Stock outstanding as of February 27, 2025, as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission (the "SEC") on March 7, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of the Reporting Persons with respect to Rows 7 through 10 of their respective cover pages to this Schedule 13D are incorporated herein by reference. No shares of the Issuer are directly held by the GP, Ms. Le Chevalier, Mr. O'Connell, Ms. Burchell, or Mr. Vautier-Morris and none of them have sole or shared voting or dispositive power over shares of the Issuer directly held by the Trust, the Fund or Mr. Encrantz.
Transactions in the class effected during the past sixty days:
The following transactions in Common Stock were effected in the sixty days prior to the filing of this Schedule 13D:

On March 10, 2025, the Fund purchased an aggregate of 120,000 shares of Common Stock at a weighted average price of $2.53 per share in open market purchases. These shares were purchased in multiple transactions at prices ranging from $2.455 to $2.55 per share, inclusive. The Reporting Persons undertake to provide upon request by the SEC staff full information regarding the number of shares purchased at each separate price within the range set forth in the previous sentence.

On March 11, 2025, the Fund purchased an aggregate of 150,000 shares of Common Stock at a weighted average price of $2.71 per share in open market purchases. These shares were purchased in multiple transactions at prices ranging from $2.465 to $2.875 per share, inclusive. The Reporting Persons undertake to provide upon request by the SEC staff full information regarding the number of shares purchased at each separate price within the range set forth in the previous sentence.

On March 12, 2025, the Fund purchased an aggregate of 243,000 shares of Common Stock at a weighted average price of $2.77 per share in open market purchases. These shares were purchased in multiple transactions at prices ranging from $2.665 to $2.90 per share, inclusive. The Reporting Persons undertake to provide upon request by the SEC staff full information regarding the number of shares purchased at each separate price within the range set forth in the previous sentence.
Other persons with the right to receive dividends or sale proceeds: No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Investors' Rights Agreement

On November 23, 2020, the Issuer, the Fund, and certain other parties entered into a Third Amended and Restated Investors' Rights Agreement (the "Investor Rights Agreement"). The Investor Rights Agreement provides for, among other things, certain rights relating to the registration of Common Stock held by such holders.

Non-Employee Director Equity Compensation

The Issuer's board of directors (the "Board") adopted, and its stockholders approved, a compensation program (the "Non-Employee Director Compensation Program") for the Issuer's non-employee directors, including Mr. Encrantz. Pursuant to the Non-Employee Director Compensation Program, each non-employee director who is initially elected or appointed to the Board will receive an initial grant of restricted stock units equal to $240,000 divided by (i) the closing sales price of one share of the Issuer's Common Stock on the date of grant if the grant is made when the Issuer is in an "open window", or (ii) the closing sales price of one share of the Issuer's Common Stock on the first trading day on or following the date of approval of the award during which the Issuer is in an "open window" (the "Reference Price"). In addition, each non-employee director who (a) has been serving on the Board for at least six months as of the date of any annual meeting of stockholders after the Issuer's initial public offering and (b) will continue to serve as a non-employee director immediately following such meeting, will receive on the date of such annual meeting, a grant of restricted stock units equal to $130,000 divided by the Reference Price. The initial grant of restricted stock units vest and become exercisable in substantially equal installments on each of the first three anniversaries of the date of grant, such that the award shall be fully vested on the third anniversary of the date of grant, subject to the director's continued service as a director through each such vesting date. Each subsequent grant of restricted stock units will vest in a single installment on the earlier of the date of the next annual meeting or the first anniversary of the date of grant, subject to the director's continued service as a director through such vesting date. In addition, all unvested restricted stock units will vest in full upon the occurrence of a change in control of the Issuer. The Issuer's non-employee directors are also entitled to receive cash compensation as set forth in the Non-Employee Director Compensation Program.

The foregoing descriptions of the Investor Rights Agreement and the Non-Employee Director Compensation Program together with any exhibits attached thereto and any amendments thereof do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements filed as exhibits to this Schedule 13D, and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A - Agreement of Joint Filing, dated March 13, 2025
Exhibit B - Third Amended and Restated Investors' Rights Agreement, as amended (incorporated by reference to Exhibit 4.1 to the Issuer's Amendment No. 1 to Registration Statement on Form S-1 filed with the SEC on July 8, 2021 (File No. 333-257320))
Exhibit C - Non-Employee Director Compensation Program (incorporated by reference to Exhibit 10.4 to the Issuer's Annual Report on Form 10-K filed with the SEC on March 7, 2025 (File No. 001-40587))

## Signatures
- Allegro Investment Fund, L.P.: /s/ Staffan Encrantz, Staffan Encrantz, President of Allegro Investment Inc., Investment Manager of Allegro Investment Fund, L.P. (03/13/2025)
- Allegro Investment Inc.: /s/ Staffan Encrantz, Staffan Encrantz, President (03/13/2025)
- Staffan Encrantz: /s/ Staffan Encrantz, Staffan Encrantz (03/13/2025)